UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 Amendment No.1


                    Under the Securities Exchange Act of 1934


                         Questcor Pharmaceuticals, Inc.
                  (formerly Cypros Pharmaceuticals Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    232808105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /          Rule 13d-1(b)
     --
     /X/          Rule 13d-1(c)
     --
     / /          Rule 13d-1(d)
     --

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 232808105            SCHEDULE 13G                                    -2-

--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
--------------------------------------------------------------------------------
          I.R.S. Identification Nos. of above persons (entities only).

          Sigma-Tau Finanziaria SpA
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                 (a)  / /
                                                                  --
                                                             (b)  / /
                                                                  --

--------------------------------------------------------------------------------
   3.     SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Italy
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  2,893,563
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
      Owned by Each        -----------------------------------------------------
        Reporting           7.    Sole Dispositive Power
      Person With:
                                  2,893,563
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
- ------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,893,563
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes  / /
                                                                 --
          Certain Shares (See Instructions)
--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          9.92%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP 232808105            SCHEDULE 13G                                    -3-

--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Sigma-Tau Finance Holding S.A.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                    (a)  / /
                                                                     --
                                                                (b)  / /
                                                                     --
--------------------------------------------------------------------------------
   3.     SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Luxembourg
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  2,893,563
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
      Owned by Each        -----------------------------------------------------
        Reporting           7.    Sole Dispositive Power
      Person With:
                                  2,893,563
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
- ------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,893,563
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                          / /
                                                                     --
--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          9.92%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

CUSIP 232808105            SCHEDULE 13G                                    -4-


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Claudio Cavazza
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a)  / /
                                                                         --
                                                                    (b)  / /
                                                                         --
--------------------------------------------------------------------------------
   3.     SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Italy
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  4,330,344
                          ------------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
      Owned by Each       ------------------------------------------------------
        Reporting           7.    Sole Dispositive Power
      Person With:
                                  4,330,344
                          ------------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,330,344
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)
--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          14.85%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          IN

CUSIP 232808105            SCHEDULE 13G                                    -5-


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Paolo Cavazza
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                   (a)  / /
                                                                    --
                                                               (b)  / /
                                                                    --
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Italy
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  4,330,345
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
          Shares
       Beneficially               0
      Owned by Each        -----------------------------------------------------
        Reporting           7.    Sole Dispositive Power
       Person With:               4,330,345
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
- ------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,330,345
--------------------------------------------------------------------------------
   10.    Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                         / /
                                                                    --
--------------------------------------------------------------------------------
   11.    Percent of Class Represented by Amount in Row (9)

          14.85%
--------------------------------------------------------------------------------
   12.    Type of Reporting Person (See Instructions)

          IN

CUSIP 232808105            SCHEDULE 13G                                    -6-


Item 1(a). Name of Issuer:
           Questcor Pharmaceuticals, Inc. (formerly Cypros Pharmaceuticals
               Corporation) ("Questcor").

Item 1(b). Address of Issuer's Principal Executive Offices:

         3260 Whipple Road
         Union City, CA  94587

Item 2(a). Name of Person Filing:
     This statement is filed on behalf of each of the following persons
          (collectively, the "Reporting Persons")

          (1)  Sigma-Tau Finanziaria SpA ("Sigma-Tau")

          (2) Sigma-Tau Finance Holding S.A., a wholly owned subsidiary of Sigma-Tau ("Holding").

          (3)  Claudio Cavazza ("Mr. C. Cavazza")

          (4)  Paolo Cavazza ("Mr. P. Cavazza")


Item 2(b). Address of Principal Business Office:

          (1)
          Sigma-Tau
          Via Sudafrica, 20 00144
          Rome Italy

          (2)
          Holding
          19-21 Boulevard du Prince Henri
          L-1724
          Luxembourg

          (3)
          Mr. C. Cavazza
          Via Sudafrica, 20
          00144 Rome
          Italy

          (4)
          Mr. P. Cavazza
          Via Sudafrica, 20
          00144 Rome
          Italy

Item 2(c). Citizenship:

         (1) Sigma-Tau is an Italian corporation.

         (2) Holding is a Luxembourg corporation.

         (3) Mr. C. Cavazza is an Italian Citizen.

CUSIP 232808105            SCHEDULE 13G                                    -7-

         (4) Mr. P. Cavazza is an Italian Citizen.

Item 2(d). Title of Class of Securities:

         Common Stock, no par value (the "Shares")

Item 2(e). CUSIP Number:

         232808105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

     This Item 3 is not applicable

CUSIP 232808105            SCHEDULE 13G                                    -8-

Item 4.       Ownership:

         (1)      Sigma-Tau

         (a)      Amount beneficially owned:                                                  2,893,563(a)

         (b)      Percent of class:                                                                  9.92%

         (c)      Number of shares as to which such person has:
                  (i)        sole power to vote or to direct
                             the vote:                                                           2,893,563
                  (ii)       shared power to vote or to direct
                             the vote:                                                                   0
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                 2,893,563
                  (iv)       shared power to dispose or to direct
                             the disposition of:                                                         0

         (2)      Holding

         (a)      Amount beneficially owned:                                                  2,893,563(a)

         (b)      Percent of class:                                                                  9.92%

         (c)      Number of shares as to which such person has:


                  (i)        sole power to vote or to direct
                             the vote:                                                           2,893,563
                  (ii)       shared power to vote or to direct
                             the vote:                                                                   0
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                 2,893,563

                  (iv)       shared power to dispose or to direct
                             the disposition of:                                                         0

         (3)      Mr. C. Cavazza
                  --------------

         (a)      Amount beneficially owned:                                                  4,330,344(b)

         (b)      Percent of class:                                                                 14.85%

         (c)      Number of shares as to which such person has:
                  (i)        sole power to vote or to direct
                             the vote:                                                           4,330,344
                  (ii)       shared power to vote or to direct
                             the vote:                                                                   0
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                 4,330,344
                  (iv)       shared power to dispose or to direct
                             the disposition of:                                                         0

         (4)      Mr. P. Cavazza
                  --------------

         (a)      Amount beneficially owned:                                                  4,330,345(c)

         (b)      Percent of class:                                                                 14.85%

         (c)      Number of shares as to which such person has:


CUSIP 232808105            SCHEDULE 13G                                    -9-

                  (i)        sole power to vote or to direct
                             the vote:                                                           4,330,345
                  (ii)       shared power to vote or to direct
                             the vote:                                                                   0
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                 4,330,345
                  (iv)       shared power to dispose or to direct
                             the disposition of:                                                         0


          ---------
          (a): All of the Shares are held by Holding and are restricted shares subject to certain limitations on resale.

          (b): 2,893,563 of the Shares beneficially owned are held by Holding and are restricted shares subject to certain limitations on resale. 1,436,781 of the Shares beneficially owned are issuable upon exercise of a Warrant.

          (c): 2,893,563 of the Shares beneficially owned are held by Holding and are restricted shares subject to certain limitations on resale. 1,436,782 of the Shares beneficially owned are issuable upon exercise of a Warrant.

Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Not Applicable

Item 8. Identification and Classification of Members of the Group:

        Not Applicable

Item 9. Notice of Dissolution of Group:

        Not Applicable

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 232808105            SCHEDULE 13G                                    -10-

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2001
                             SIGMA TAU FINANZIARIA SPA

                             By:      /s/ Piero Belletti
                                      ------------------------------------------
                                      Name:  Piero Belletti
                                      Title: Director


                             SIGMA TAU FINANCE HOLDING S.A.

                             By:      /s/ Maurizio Terenzi
                                      ------------------------------------------
                                      Name:  Maurizio Terenzi
                                      Title:  Director


                            CLAUDIO CAVAZZA

                             By:      /s/ Claudio Cavazza
                                      ------------------------------------------
                                      Name:  Claudio Cavazza


                            PAOLO CAVEZZA

                             By:      /s/ Paolo Cavazza
                                      ------------------------------------------
                                      Name:  Paolo Cavazza

CUSIP 232808105            SCHEDULE 13G                                    -11-



                                  EXHIBIT INDEX

                                                                       Page No.

A.   Joint Filing Agreement dated August 2, 2001
     by and among the Reporting Persons.......................................12

CUSIP 232808105            SCHEDULE 13G                                    -12-


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of August 2, 2001 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.



Dated: August 2, 2001
                               SIGMA TAU FINANZIARIA SPA


                               By:      /s/ Piero Belletti
                                        ----------------------------------------
                                        Name:  Piero Belletti
                                           Title: Director


                               SIGMA TAU FINANZIARIA SPA

Dated: August 2, 2001


                               By:      /s/ Maurizio Terenzi
                                        ----------------------------------------
                                        Name:  Maurizio Terenzi
                                           Title: Director


Dated: August 2, 2001
                               CLAUDIO CAVAZZA


                               By:      /s/ Claudio Cavazza
                                        ----------------------------------------
                                        Name:  Claudio Cavazza


Dated: August 2, 2001
                               PAOLO CAVAZZA


                               By:      /s/ Paolo Cavazza
                                        ----------------------------------------
                                        Name:  Paolo Cavazza